MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

February 26, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

MFS® Variable Insurance Trust (the “Trust”) (File Nos. 33-74668 and 811-8326); on behalf of MFS® Core Equity Series, MFS® Growth Series, MFS® Global Equity Series, MFS® High Income Series, MFS® Investors Growth Stock Series, MFS® Investors Trust Series, MFS® Mid Cap Growth Series; MFS® New Discovery Series, MFS® Research Bond Series, MFS® Research International Series, MFS® Research Series, MFS® Strategic Income Series, MFS® Total Return Series, MFS® Utilities Series and MFS® Value Series (the “Funds”); Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 29 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 28 to the above-captioned Registration Statement.

This Amendment is being filed for the purpose of updating the Registration Statement in conformity with revised Form N-1A, incorporating the risk/return summary information for the Funds and updating the Trust’s financial and other information and, in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call Karen Ray at (617) 954-5801.

Very truly yours,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel

BEL/bjn

Enclosure